Exhibit 99.1

Supplemental Submission

Pursuant to Item 16I(a) of Form 20-F

China Natural Resources Inc. (the “Company”) is submitting via EDGAR the following information as required under Item 16I(a) of Form 20-F in relation to the Staff Statement on the Holding Foreign Companies Accountable Act and the Consolidated Appropriate Act, 2023 (the “HFCAA”).

During its fiscal year 2022, the Company was conclusively identified by the U.S. Securities and Exchange Commission (the “SEC”) as a Commission-Identified Issuer pursuant to the HFCAA because it filed an annual report on Form 20-F for the year ended December 31, 2021 with the SEC with an audit report issued by Our auditor, a registered public accounting firm that the Public Company Accounting Oversight Board (the “PCAOB”) was unable to inspect or investigate completely in 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms.

Ownership and/or controlling financial interest held by governmental entities with respect to the Company

In response to Item 16I(a) of Form 20-F, the Company believes that the following information establishes that it is not owned or controlled by a governmental entity in the People’s Republic of China (the “PRC”), the British Virgin Islands (the “BVI”) or Hong Kong Special Administrative Region (“Hong Kong”).

In connection with the required submission under paragraph (a) and the required disclosure under (b)(3) of Item 16I, the Company relied on an examination of the Company’s register of members, Schedules 13D, Schedules 13G and other filings made by its shareholders. Because major shareholders of the Company are legally obligated to file beneficial ownership schedules with the SEC, the Company believes such reliance is reasonable and sufficient. Based on the examination of the Company’s register of members and the public filings, nothing comes to the attention of the Company that makes the Company believe that any such major shareholder was owned or controlled by a governmental entity of the PRC, the BVI, or Hong Kong. In particular, the Company’s largest beneficial owner was Mr. LI Feilie, who directly and indirectly through Feishang Group Limited, a British Virgin Islands company wholly owned by Mr. LI, held 5,371,553 common shares or 65.52% of the Company’s aggregate voting power. Mr. LI was the former Chairman and CEO of the Company. Mr. LI served as the sole shareholder, director and officer of Feishang Group Limited.

Furthermore, as of the date of the Original Filing, the directors and officers of the Company consist of: Wong Wah On Edward, Tam Cheuk Ho, Zhu Youyi, Zou Yu, Peng Wenlie, Lam Kwan Sing, Ng Kin Sing, Yip Wing Hang and Li Feilie. None of the Company’s directors or officers are representatives of any government entity in the PRC, the BVI, or Hong Kong.

Based on the foregoing, the Company believes that it is not owned or controlled by a governmental entity of the PRC, the BVI, or Hong Kong and that the governmental entities in the PRC, the BVI, or Hong Kong do not have a controlling financial interest in the Company.

In connection with the required disclosure under paragraph (b)(2) of Item 16I, the Company respectfully submits that, based on its register of members as of May 7, 2023, the record holders of its common shares included: (i) Feishang Group Limited and Mr. LI Feilie, (ii) Cede & Co, (iii) certain other institutional investors that beneficially own common shares that in aggregate amount to approximately 2.64% of the Company’s total outstanding common shares as of May 7, 2023, (iv) certain directors and officers of the Company that beneficially own common shares that in aggregate amount to approximately 1.67% of the Company’s total outstanding common shares as of May 7, 2023, and (v) certain other natural person shareholders that beneficially own common shares that in aggregate amount to approximately 0.01% of the Company’s total outstanding common shares as of May 7, 2023. Cede & Co is the nominee of DTC. It would present an undue hardship for the Company to identify each public market shareholder due to the large number of such holders. The Company could only rely on the Schedules 13D, Schedules 13G and the amendments thereto filed by the beneficial owners of 5% or more of the Company’s shares who hold shares through Cede & Co. Based on such public filings, none of the holders who own 5% or more of the Company’s shares is a governmental entity in the PRC, the BVI, or Hong Kong. Based on the examination of publicly available information, such as company registry information of the institutional shareholders and address information of the individual shareholders, as of the date of the Original Filing, to the best of the Company’s knowledge, no governmental entity in the PRC, the BVI, or Hong Kong owns any share of any of the Company’s institutional shareholders.

Therefore, to the best of the Company’s knowledge, no governmental entity in in the PRC, the BVI, or Hong Kong owns any share of the Company.

The Company respectfully submits that it did not rely upon any legal opinions or third party certifications such as affidavits as the basis of its submission.

Ownership and/or controlling financial interest held by governmental entities with respect to the Company’s consolidated foreign entities

In connection with the required disclosures under paragraphs (b)(2) and (b)(3) of Item 16I with respect to the Company’s consolidated foreign entities, the Company respectfully submits that the jurisdictions in which the Company’s consolidated foreign entities are incorporated in the PRC, the BVI, and Hong Kong.

As of the date of the Original Filing, the Company holds 100% equity interests in such consolidated foreign entities except (i) Silver Moon Technologies Limited, a company organized in the BVI; (ii) Shanghai Onway Environmental Development Co., Limited (“Shanghai Onway”), a company organized in the PRC; and (iii) Shaoguan Angrui Environmental Technology Development Co., Limited (“Shaoguan Angrui”), a company organized in the PRC.

•	As of the date of the Original Filing, the Company directly held 80% equity interest of Silver Moon Technologies Limited, a company organized in the BVI. Silver Moon is currently inactive.

•	As of the date of the Original Filing, the Company indirectly held 51% equity interest of Shanghai Onway. Shanghai Onway was a 51%-owned subsidiary of Shenzhen Qianhai Feishang Environmental Investment Co., Limited (“Shenzhen Qianhai”), a company organized in the PRC and an indirect wholly-owned subsidiary of the Company as of the date of the Original Filing. As of the date of the Original Filing, Anxon Envirotech Pte. Ltd (a direct wholly owned subsidiary of AnnAik Limited, which is listed on the Singapore Stock Exchange under ticker “A52”) owned 25% equity interest of Shanghai Onway and Shanghai Xingyu Environment Engineering Co., Ltd. owned 24% equity interest of Shanghai Onway.

o	Based on the annual report of AnnAik Limited for the fiscal year 2022 dated April 10, 2023, no governmental entity in the PRC, the BVI or Hong Kong owns any shares of AnnAik Limited.

o	Based on the examination of shareholder information which are mandated to be made publicly available, all equity interest of Shanghai Xingyu Environment Engineering Co., Ltd. is owned by six individuals and no governmental entity in the PRC, the BVI or Hong Kong owns shares of Shanghai Xingyu Environment Engineering Co., Ltd.

•	As of the date of the Original Filing, the Company indirectly held 28.05% equity interest of Shaoguan Angrui. Shaoguan Angrui was a 55%-owned subsidiary of Shanghai Onway, which in turn was a 51%-owned subsidiary of Shenzhen Qianhai, an indirect wholly-owned subsidiary of the Company as of the date of the Original Filing. As of the date of the Original Filing, each of Guangzhou Ruiyi Environmental Protection Technology Co., Ltd., and Shaoguan Wujiang Runheng Municipal & Rural Development Investment Co., Ltd. owned 20% equity interest of Shaoguan Angrui. Each of Guangzhou Ruiyi Environmental Protection Technology Co., Ltd., and Shaoguan Wujiang Runheng Municipal & Rural Development Investment Co., Ltd. is a PRC state-owned enterprise.

On July 28, 2023, the Company entered into a Sale and Purchase Agreement with Feishang Group Limited for the sale of Precise Space-Time Technology Limited. After the completion of the sale, subsidiaries of Precise Space-Time Technology Limited, including Shanghai Onway, Zhejiang Xinyu Environmental Technology Co., Limited and Shaoguan Angrui were no longer our consolidated foreign operating entities.

Based on the examination of publicly available information on the composition of the remaining shareholders of the Company’s consolidated foreign entities, except as described above, (i) no governmental entity in the PRC, the BVI or Hong Kong owns any share of any of the Company’s consolidated foreign entities, and (ii) no governmental entity in the PRC, the BVI or Hong Kong has a controlling financial interest in any of the Company’s consolidated foreign entities.

Dated: September 28, 2023